UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 24, 2024

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk A/S – Reduction of the share capital

Bagsværd, Denmark, 24 April 2024 – At Novo Nordisk’s Annual General Meeting on 21 March 2024, it was decided to reduce the company’s B share capital from DKK 343,512,800 to DKK 339,012,800 by cancellation of part of the company’s portfolio of own B shares equal to a nominal value of DKK 4,500,000 divided into 45,000,000 B shares of DKK 0.10 each.

Today, Novo Nordisk has registered the implementation of the reduction of the share capital with the Danish Business Authority and cancelled B shares at a nominal value of DKK 4,500,000.

After the reduction of the share capital, the company’s share capital is nominally DKK 446,500,000, which is divided into an A share capital of nominally DKK 107,487,200 and a B share capital of nominally DKK 339,012,800.

The reduction of the share capital will not affect Novo Nordisk’s share repurchase programme, which will continue as previously announced.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 63,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contact for further information.

Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com	Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com

David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com

Sina Meyer +45 3079 6656 azey@novonordisk.com	Frederik Taylor Pitter +45 3075 8259 fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 32 / 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: April 24, 2024	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer